July 14, 2005

TO HOLDERS OF UNITS OF
AMERICAN REPUBLIC REALTY FUND I

     Re: Offer to Purchase Units for $200 Per Unit

Dear Unit Holder:

     This letter is to inform you that we have extended our OFFER TO PURCHASE up to 1,500 Units of limited partnership interests in AMERICAN REPUBLIC REALTY FUND I (the "Partnership") at a cash purchase price of $200 per Unit, without interest, less the amount of distributions made to you after the date of the Offer and less any transfer fees imposed by the Partnership for each transfer, which the Partnership advises us are $50 per transfer (regardless of the number of units transferred).

     The Offer is now scheduled to expire on August 1, 2005.

     In addition, certain information regarding the Purchaser's financial condition and operating results is set forth in Appendix B included herewith. Please consider the following points, which are discussed in greater detail in the Offer to Purchase that was sent to you previously, as amended and supplemented to date:

     o The Offer is $25 per Unit (14%) more than the highest prior third-party offer for Units of which Purchaser is aware (which we made on July 2, 2004), based on a review of public SEC filings. In a private purchase, the Purchaser's affiliate acquired a substantial block of Units for $225 per Unit, in October 2004.

     o The Partnership's reported 2004 revenue is down by more than $219,000 compared to 2003 revenue and vacancy at its properties has increased.

     o The Partnership will not be required to terminate before December 31, 2012, unless a majority of the limited partners approve an earlier dissolution or an event occurs that would require a dissolution, according to the Partnership's limited partnership agreement, and, according to the Partnership's public reports, the termination date can be extended if certain events occur.

     o You may be able to obtain a tax benefit by selling if you have accumulated passive losses that you can use once you have disposed of your investment in the Partnership; you should consult your tax advisor about this possibility.

     We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

     You will get this letter even if we have received your agreement. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613.

                                        Very truly yours,

                                        EVEREST PROPERTIES II, LLC

                                   Appendix B

                           Everest Properties II, LLC
                                 Balance Sheets
                                   (unaudited)

                                   Dec 31, '03     Dec 31, '04     Jun 30, '05
                                  -------------   -------------   -------------
ASSETS
     Current Assets
         Cash and Equivalents         1,071,906       2,967,542       4,779,162
         Other Current Assets           856,808         702,306       1,239,333
                                  -------------   -------------   -------------
     Total Current Assets             1,928,714       3,669,848       6,018,495
     Total Fixed Assets                  76,007          44,101         105,635
     Other Assets
         Investments                  4,320,516       3,642,449       4,484,948
         Loans Receivable               814,104         767,541         576,007
         Prepaid Expenses                28,199          17,607          19,976
                                  -------------   -------------   -------------
     Total Other Assets               5,162,819       4,427,597       5,080,931
                                  -------------   -------------   -------------
TOTAL ASSETS                          7,167,540       8,141,546      11,205,061
                                  =============   =============   =============
LIABILITIES & EQUITY
     Liabilities                        228,769         218,800         211,972
     Equity
         Members Capital              3,886,910       5,938,772       1,938,772
         Retained Earnings                    0               0       1,983,973
         Net Income                   3,051,862       1,983,973       7,070,344
                                  -------------   -------------   -------------
     Total Equity                     6,938,772       7,922,745      10,993,089
                                  -------------   -------------   -------------
TOTAL LIABILITIES & EQUITY            7,167,541       8,141,545      11,205,061
                                  =============   =============   =============


                           Everest Properties II, LLC
                           Profit and Loss Statements
                                   (unaudited)

                                 Jan - Dec '03   Jan - Dec '04  Jan - Jun '05
                                ---------------------------------------------
     Ordinary Income/Expense
         Income                  4,855,839       2,921,021         959,274
         Expense                 3,860,199       3,156,994       1,441,381
                                -------------   -------------   -------------
     Net Ordinary Income           995,640        (235,973)       (482,107)
     Other Income/Expense
         Total Other Income      2,619,056       2,563,730       7,726,473
         Total Other Expense       562,834         343,788         174,025
                                -------------   -------------   -------------
     Net Other Income            2,056,222       2,219,942       7,552,448
                                -------------   -------------   -------------
Net Income                       3,051,862       1,983,969       7,070,341
                                =============   =============   =============
